Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect, Wholly-Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2018	2017
	(in millions, except ratios)
Net income	$130	$147
Equity in earnings of unconsolidated affiliates, net of distributions	5	2
Income tax expense	37	90
Capitalized interest	—	(1)
	172	238

Fixed charges, as defined:

Interest	29	29
Capitalized interest	—	1
Interest component of rentals charged to operating expense	1	1
Total fixed charges	30	31

Earnings, as defined	$202	$269

Ratio of earnings to fixed charges	6.73	8.68